UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.  )*

FEDNAT HOLDING COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31431B109

(CUSIP Number)

D. Kyle Cerminara

Chairman of 1347 Property Insurance Holdings, Inc.

c/o Fundamental Global Advisors LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31431B109	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON 1347 Property Insurance Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,773,102
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,773,102
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,773,102
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31431B109	13D	Page 3 of 11 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of FedNat Holding Company, a Florida corporation (the “Company”). The Company reports that its principal executive offices are located at 14050 N.W. 14th Street, Suite 180, Sunrise, Florida 33323.

Item 2. Identity and Background.

This Statement is filed by 1347 Property Insurance Holdings, Inc., a Delaware corporation (“PIH” or the “Reporting Person”). PIH’s principal executive offices are located at 970 Lake Carillon Dr., Suite 314, St. Petersburg, Florida 33716. PIH plans to focus on reinsurance, investment management and new investment opportunities.

Information regarding the identity and background of each executive officer and director of PIH is set forth on Schedule A to this Statement. Each of the individuals identified on Schedule A to this Statement is a U.S. citizen.

Fundamental Global Investors, LLC, a North Carolina limited liability company, together with its affiliates (collectively, “Fundamental Global”), is the largest stockholder of PIH and, together with Ballantyne Strong, Inc., a Delaware corporation (“BTN”), holds approximately 45.1% of PIH’s outstanding shares of common stock. The principal business of each of Fundamental Global Partners Master Fund, LP, a Cayman Islands exempted limited partnership (“FGPM”), FGI Global Asset Allocation Fund, Ltd., a Cayman Islands exempted company (“FGAA”), FGI Global Asset Allocation Master Fund, LP, a Cayman Islands exempted limited partnership (“FGGM”), Fundamental Activist Fund I, LP, a Delaware limited partnership (“FAFI”), and FGI 1347 Holdings, LP, a Delaware limited partnership (“FGIH”), is serving as a private investment fund. The principal business of Fundamental Global Investors, LLC is to serve as a registered investment advisor. The principal business of FGI International USVI, LLC, a U.S. Virgin Islands limited liability company, is to provide investment advisory services, including to FGAA. The principal business of FGI Funds Management, LLC, a Florida limited liability company, is to provide investment advisory services, including to FGPM, FGGM, FAFI and FGIH. The principal business of CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”), a Florida limited liability company (“CWA”), is to provide wealth management, estate planning and family office services to individual investors. Fundamental Global Investors, LLC owns 50% of CWA. BTN is a holding company with diverse business activities focused on serving the cinema, retail, financial, advertising and government markets. BTN and its subsidiaries design, integrate and install technology solutions for a broad range of applications; develop and deliver out-of-home messaging, advertising and communications; manufacture projection screens; and provide managed services including monitoring of networked equipment to its customers.

The principal occupation of Mr. Joseph H. Moglia is serving as Chairman of TD Ameritrade and Chairman and Partner of Fundamental Global Investors, LLC. The principal occupation of Mr. D. Kyle Cerminara is serving as an investment manager, and Mr. Cerminara also serves as the Chairman of the Board of Directors of PIH. In addition, Mr. Cerminara is the Chief Executive Officer, Co-Founder and Partner of Fundamental Global Investors, LLC; Co-Chief Investment Officer and Manager of CWA; and Chief Executive Officer and Chairman of the Board of Directors of BTN. The principal occupation of Mr. Lewis M. Johnson is serving as an investment manager, and Mr. Johnson also serves as Co-Chairman of the Board of Directors of PIH. In addition, Mr. Johnson is the President, Co-Founder and Partner of Fundamental Global Investors, LLC; Co-Chief Investment Officer and Manager of CWA; and Co-Chairman of the Board of Directors of BTN. Messrs. Cerminara and Johnson are also the Managers of FGI International USVI, LLC and FGI Funds Management, LLC. Each of Messrs. Moglia, Cerminara and Johnson is a U.S. citizen.

Information regarding the identity and background of each executive officer and director of BTN is set forth on Schedule B to this Statement. Each of the individuals identified on Schedule B to this Statement is a U.S. citizen.

The business address of each of Fundamental Global Investors, LLC and Mr. Moglia is 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209. The business address of each of FGPM, FGAA and FGGM is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. The business address of FGI International USVI, LLC is One Hibiscus Alley, 5093 Dronningens Gade, Suite 1, St. Thomas, U.S. Virgin Islands 00802. The business address of each of FAFI, FGIH, FGI Funds Management, LLC and CWA is 9130 Galleria Court, Third Floor, Naples, Florida 34109. The business address of BTN is 4201 Congress Street, Suite 175, Charlotte, North Carolina 28209. The business addresses of Messrs. Cerminara and Lewis are set forth on Schedule A and Schedule B to this Statement.

None of the Reporting Person, Fundamental Global, BTN, any of their partners, managers, officers or other controlling persons or, to the Reporting Person’s knowledge, any individuals identified on Schedule A or Schedule B to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 31431B109	13D	Page 4 of 11 Pages

None of the Reporting Person, Fundamental Global, BTN, any of their partners, managers, officers or other controlling persons or, to the Reporting Person’s knowledge, any individuals identified on Schedule A or Schedule B to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As described in Item 4 and Item 5(c) below, on December 2, 2019, the Asset Sale (as defined below) was consummated. As consideration for the Asset Sale, the Company paid the Reporting Person $51.0 million, consisting of $25.5 million in cash and $25.5 million in Common Stock, or 1,773,102 shares of Common Stock. The stock consideration was determined by dividing $25.5 million by the weighted average closing price per share of Company’s common stock on the Nasdaq Stock Market during the 20-trading day period immediately preceding December 2, 2019.

Item 4. Purpose of Transaction.

Asset Sale

On December 2, 2019, the Reporting Person consummated the previously announced sale of all of the issued and outstanding equity of three of the Reporting Person’s wholly-owned subsidiaries, Maison Insurance Company (“Maison”), Maison Managers Inc. (“MMI”) and ClaimCor, LLC (“ClaimCor” and, together with Maison and MMI, the “Insurance Companies”), to the Company, pursuant to the terms and conditions of the Equity Purchase Agreement, dated as of February 25, 2019 (the “Purchase Agreement”), by and among the Reporting Person and the Insurance Companies, on the one hand, and the Company, on the other hand (the “Asset Sale”).

As consideration for the Asset Sale, the Company paid the Reporting Person $51.0 million, consisting of $25.5 million in cash and $25.5 million in Common Stock, or 1,773,102 shares of Common Stock. The stock consideration was determined by dividing $25.5 million by the weighted average closing price per share of the Company’s common stock on the Nasdaq Stock Market during the 20-trading day period immediately preceding December 2, 2019. In addition, upon the closing of the Asset Sale, $18.0 million of outstanding surplus note obligations payable by Maison to the Reporting Person, plus all accrued but unpaid interest, was repaid to the Reporting Person.

The shares of Common Stock issued to the Reporting Person are not registered under the Securities Act of 1933, as amended (the “Securities Act”), and were issued to the Reporting Person in reliance on the registration exemption set forth in Section 4(a)(2) of the Securities Act.

The Purchase Agreement is listed as Exhibit 99.1 to this Statement and is incorporated herein by reference. The foregoing description of the Purchase Agreement and the transactions contemplated thereby, including the Asset Sale, is not complete and is qualified in its entirety by reference to the full text of the document.

Registration Rights Agreement, Standstill Agreement, Reinsurance Capacity Right of First Refusal Agreement and Investment Advisory Agreement

At the closing of the Asset Sale, the Reporting Person and the Company entered into certain agreements, including (i) a Registration Rights Agreement, (ii) a Standstill Agreement, (iii) a Reinsurance Capacity Right of First Refusal Agreement and (iv) an Investment Advisory Agreement.

Under the Registration Rights Agreement, the Company has granted the Reporting Person certain customary registration rights with respect to the shares of Common Stock received by the Reporting Person as partial consideration for the Asset Sale. The agreement requires the Company to file a registration statement with the Securities and Exchange Commission as soon as reasonably practicable following the closing of the Asset Sale, but in any event no later than 15 business days thereafter, and to use its best efforts to cause such registration statement to be declared effective by the Securities and Exchange Commission. The Registration Rights Agreement also grants the Reporting Person certain piggyback registration rights. The Reporting Person and the Company have also agreed to indemnify the other party for certain losses arising from the registration of the securities.

CUSIP No. 31431B109	13D	Page 5 of 11 Pages

The Standstill Agreement imposes certain limitations and restrictions with respect to the voting securities of the Company (including shares of Common Stock) that are owned or held beneficially or of record by the Reporting Person. Under the Standstill Agreement, the Reporting Person has agreed to vote all of the voting securities of the Company beneficially owned by the Reporting Person in accordance with the recommendation of the Board of Directors of the Company with respect to any matter that is before the stockholders of the Company for a vote by such stockholders. The Standstill Agreement imposes limitations on the sale of voting securities of the Company held by the Reporting Person and restricts the Reporting Person from taking certain actions as a holder of voting securities of the Company. The term of the Standstill Agreement is five years.

The Reinsurance Agreement provides the Reporting Person with a right of first refusal to sell reinsurance coverage to the insurance company subsidiaries of the Company, providing reinsurance on up to 7.5% of any layer in the Company’s catastrophe reinsurance program, subject to the annual reinsurance limit of $15.0 million, on the terms and subject to the conditions set forth in the Reinsurance Agreement. All reinsurance sold by the Reporting Person pursuant to the right of first refusal, if any, will be memorialized in an agreement in such form and subject to such terms and conditions as are customary in the property and casualty insurance industry. The Reinsurance Agreement is assignable by the Reporting Person subject to conditions set forth in the agreement. The term of the Reinsurance Agreement is five years.

Pursuant to the Investment Advisory Agreement, Fundamental Global Advisors LLC, a wholly-owned subsidiary of the Reporting Person (“Advisor”), will provide investment advisory services to the Company, including identifying, analyzing and recommending potential investments, advising as to existing investments and investment optimization, recommending investment dispositions, and providing advice regarding macro-economic conditions. In exchange for providing the investment advisory services, the Company will pay Advisor an annual fee of $100,000. FGI Funds Management, LLC will serve as the manager to the Advisor. Both Advisor and FGI Funds Management, LLC are affiliates of Fundamental Global Investors, LLC, the Reporting Person’s largest stockholder. The term of the Investment Advisory Agreement is five years.

The Registration Rights Agreement, the Standstill Agreement, the Reinsurance Agreement and the Investment Advisory Agreement are listed as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, to this Statement and are incorporated herein by reference. The foregoing descriptions of the Registration Rights Agreement, the Standstill Agreement, the Reinsurance Agreement and the Investment Advisory Agreement are not complete and are qualified in their entirety by reference to the full text of the relevant document.

Plans or Proposals

Neither the Reporting Person, Fundamental Global, nor BTN has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein. The Reporting Person has entered into the Standstill Agreement, which is described above and in Item 6 below and is attached hereto as Exhibit 99.3. For insurance regulatory purposes, the Reporting Person also plans to waive any rights that it may have to exercise control of the Company.

The Reporting Person, Fundamental Global and BTN may in the future acquire additional shares of Common Stock of the Company or dispose of some or all of the shares of Common Stock of the Company held by the Reporting Person in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Person, Fundamental Global and BTN may deem advisable, subject to applicable law.

Item 5. Interest in Securities of the Issuer.

(a)  The Reporting Person beneficially owns in the aggregate 1,773,102 shares of Common Stock, which represents approximately 12.1% of the Company’s outstanding shares of Common Stock.

The Reporting Person directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the table set forth on the cover page to this Statement. None of Fundamental Global, BTN or, to the Reporting Person’s knowledge, any individuals identified on Schedule A or Schedule B to this Statement directly hold any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of Common Stock set forth in this Statement is based on the 12,869,366 shares of Common Stock reported by the Company as outstanding as of November 1, 2019 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019, plus 1,773,102 shares of Common Stock issued to the Reporting Person pursuant to the Purchase Agreement.

CUSIP No. 31431B109	13D	Page 6 of 11 Pages

(b) The Reporting Person beneficially owns, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in this Statement.

(c) On December 2, 2019, the Asset Sale was consummated. As consideration for the Asset Sale, the Company paid the Reporting Person $51.0 million, consisting of $25.5 million in cash and $25.5 million in Common Stock, or 1,773,102 shares of Common Stock. The stock consideration was determined by dividing $25.5 million by the weighted average closing price per share of Company’s common stock on the Nasdaq Stock Market during the 20-trading day period immediately preceding December 2, 2019.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 and Item 5(c) above is incorporated herein by reference. In addition, for insurance regulatory purposes, the Reporting Person also plans to waive any rights that it may have to exercise control of the Company.

Item 7. Material to be Filed as Exhibits.

99.1	Equity Purchase Agreement, dated February 25, 2019, by and among FedNat Holding Company, 1347 Property Insurance Holdings, Inc., Maison Managers, Inc., Maison Insurance Company, and ClaimCor, LLC (incorporated herein by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2019).
99.2	Registration Rights Agreement, dated December 2, 2019, by and between FedNat Holding Company and 1347 Property Insurance Holdings, Inc. (incorporated herein by reference to Exhibit 10.1 to the Reporting Person’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2019).
99.3	Standstill Agreement, dated December 2, 2019, by and between FedNat Holding Company and 1347 Property Insurance Holdings, Inc. (incorporated herein by reference to Exhibit 10.2 to the Reporting Person’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2019).
99.4	Reinsurance Capacity Right of First Refusal Agreement, dated December 2, 2019, by and between FedNat Holding Company and 1347 Property Insurance Holdings, Inc. (incorporated herein by reference to Exhibit 10.3 to the Reporting Person’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2019).
99.5	Investment Advisory Agreement, dated December 2, 2019, by and between Fundamental Global Advisors LLC and FedNat Holding Company (incorporated herein by reference to Exhibit 10.4 to the Reporting Person’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2019).

CUSIP No. 31431B109	13D	Page 7 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 11, 2019

1347 PROPERTY INSURANCE HOLDINGS, INC.

/s/ John S. Hill
John S. Hill
Executive Vice President, Chief Financial Officer and Secretary

CUSIP No. 31431B109	13D	Page 8 of 11 Pages

Schedule A

Identity and Background of Executive Officers of 1347 Property Insurance Holdings, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
John S. Hill	970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716	Executive Vice President, Chief Financial Officer and Secretary 1347 Property Insurance Holdings, Inc. 970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716

Brian D. Bottjer	970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716	Senior Vice President and Controller 1347 Property Insurance Holdings, Inc. 970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716

Identity and Background of Directors of 1347 Property Insurance Holdings, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	4201 Congress Street, Suite 140 Charlotte, North Carolina 28209	Chief Executive Officer, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209

	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Chief Executive Officer and Chairman of the Board Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209

	9130 Galleria Court, Third Floor Naples, Florida 34109	Co-Chief Investment Officer CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, Florida 34109

131 Plantation Ridge Drive, Suite 100 Mooresville, NC 28117

Lewis M. Johnson	9130 Galleria Court, Third Floor Naples, Florida 34109	Co-Chief Investment Officer CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, Florida 34109

	4201 Congress Street, Suite 140 Charlotte, North Carolina 28209	President, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209

Rita Hayes	970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716

Chair

Hayes International Advisors, LLC

180 Meeting Street, Suite 330

Charleston, South Carolina 29401

Hayes International Advisors counsels industry and institutional leaders on a range of economic, political and regulatory matters.

CUSIP No. 31431B109	13D	Page 9 of 11 Pages

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

Marsha G. King	970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716

President

SkillPoint Consulting, LLC

15 Provincetown Lane, Apt. #1

Orchard Park, New York 14127

SkillPoint Consulting consults with executives to improve their overall business and leadership performance.

E. Gray Payne	970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716	Director 1347 Property Insurance Holdings, Inc. 970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716

Larry G. Swets, Jr.	970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716

Chief Executive Officer and Director

Itasca Capital Ltd.

1800 - 510 West Georgia Street

Vancouver, British Columbia V6B 0M3

Itasca Capital Ltd. is a publicly traded investment firm.

Managing Member

Itasca Financial LLC

105 South Maple Street

Itasca, Illinois 60143

Itasca Financial LLC is an advisory and investment firm.

Scott D. Wollney	970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716

President, Chief Executive Officer and Director

Atlas Financial Holdings, Inc.

953 American Lane, 3rd Floor

Schaumburg, Illinois 60173

Atlas Financial Holdings, Inc. is a specialty commercial automobile insurance company.

Dennis A. Wong	970 Lake Carillon Dr., Suite 314 St. Petersburg, Florida 33716

Owner and Consultant

Insurance Resolution Group

37301 N. Fox Hill Drive

Wadsworth, Illinois 60083

Insurance Resolution Group is a consulting firm focused on providing strategic advisory and financial consulting to domestic and international companies with insurance or insurance related operations.

CUSIP No. 31431B109	13D	Page 10 of 11 Pages

Schedule B

Identity and Background of Executive Officers of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	4201 Congress Street, Suite 140 Charlotte, North Carolina 28209	Chief Executive Officer, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209

	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Chief Executive Officer and Chairman of the Board Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209

	9130 Galleria Court, Third Floor Naples, Florida 34109	Co-Chief Investment Officer CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, Florida 34109

131 Plantation Ridge Drive, Suite 100 Mooresville, NC 28117

Mark D. Roberson	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Executive Vice President, Chief Financial Officer, Secretary and Treasurer Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209

Ray F. Boegner	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	President of Strong Cinema Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209

CUSIP No. 31431B109	13D	Page 11 of 11 Pages

Identity and Background of Directors of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	See above.	See above.

Lewis M. Johnson	c/o CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, Florida 34109	Co-Chief Investment Officer CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, Florida 34109

	c/o Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209	President, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209

William J. Gerber	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Director Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209

Colonel Jack H. Jacobs	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Professor; Private Investor; Television Analyst; Director Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209

Charles T. Lanktree	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Chief Executive Officer Eggland’s Best, LLC 70 East Swedesford Road, Suite 150 Malvern, Pennsylvania 19355 Eggland’s Best, LLC is a distributor of nationally branded eggs.

Robert J. Roschman	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Investor/Self-Employed Roschman Enterprises 6300 NE 1st Avenue, Suite 300 Fort Lauderdale, Florida 33334 Roschman Enterprises is involved in real estate, property management and property development.

Ndamukong Suh	4201 Congress Street, Suite 175 Charlotte, North Carolina 28209	Professional Athlete; Independent Private Investor; Director Ballantyne Strong, Inc. 4201 Congress Street, Suite 175 Charlotte, North Carolina 28209